Exhibit 99.1

FACILITY AGREEMENT

THIS FACILITY AGREEMENT is made as of January 9, 2024 (the “Agreement Date”) between L.I.A. Pure Capital Ltd., company no. 514408715 (the “Lender”) and Rail Vision Ltd., company no. 515441541 (the “Borrower” or the “Company”) (the Borrower together with the Lender, the “Parties” and individually “Party”).

WHEREAS,	the Borrower is a publicly traded company; and

WHEREAS,	the Borrower desires to receive funding in the amounts representing the First Drawdown Amount (as defined below) immediately upon the Effective Date (as defined below), the Remaining Drawdown Amounts (as defined below) in eight (8) separate installments commencing on the sixty (60) day anniversary of the Effective Date, four additional installments of USD Seven Hundred and Fifty Thousand (USD 750,000) commencing upon the Loan End Date (as defined below), until such time that the Borrower completes a Five Million Fundraise (as defined below), all in accordance with and subject to the terms and conditions of this Agreement (the “Purpose”); and

WHEREAS,	the Parties wish to set forth in this Agreement the terms and conditions of the Loan (as defined below) and to determine their mutual rights and obligations.

Now, Therefore, the parties hereto hereby agree as follows:

1.	Preamble and Definitions

1.1.	The Preamble to this Agreement and all Schedules hereto shall constitute an integral part of this Agreement.

1.2.	In this Agreement, including the Schedules hereto, the following terms shall have the meanings set out opposite them below:

“Actual Loan Amount”	–	Means the amount of the Funding actually extended by the Lender to the Borrower.

“Agreement”	–	Means this Agreement and all its Exhibits and Schedules.

“Availability Period”	–	Means the period commencing on the Effective Date and ending ten (10) months after as may be extended pursuant to Clause 4.3.

“Business Day”	–	Means a day (other than a Friday, Saturday and an official holiday) on which banks are generally open for business in Israel.

“Drawdown”	–	Means a drawdown of a Loan in accordance with Clause 4(A) below; or of the Additional Loan in accordance with Clause 4(B) below; or of the Cost- Reduction Loan in accordance with Clause 4(C) below.

“Effective Date”	–	Means the date the First Drawdown is drawn.

“Five Million Fundraise”	–	Means the completion by the Company of equity investment(s) in the Company (in one or more rounds, including by means of warrant(s)/option(s) cash exercise, to be consummated following the Effective Date) totaling an aggregate amount of Five Million US Dollars (USD 5,000,000).

“Funding”	–	Means the Loan, Additional Loan, and Cost- Reduction Loan.

“Grace Period”	–	Means a period until the Company completes a Five Million Fundraise; provided, however, that this period shall not exceed thirty-six (36) months following the Effective Date.

“Interest”	–	Means the applicable annual interest rate underlying the Funding: (i) on the Loan - 8% per annum; (ii) on the Additional Loan and on the Cost-Reduction Loan – 12% per annum.

“Loan”	–	Means a principal amount that shall not exceed Six Million US Dollars (USD 6,000,000), of which the First Draw shall be drawn down on the Effective Date, followed by eight (8) Drawdowns as described in Clause 4(A) below.

“Additional Loan”	–	Means a principal amount that shall not exceed One Million and Five Hundred Thousand US Dollars (USD 1,500,000), which may be utilized by the Borrower in Drawdowns subject to the terms and as described in 3Clause 4(B) below.

“Cost-Reduction Loan”	–	Means a principal amount that shall not exceed One Million and Five Hundred Thousand US Dollars (USD 1,500,000), which may be utilized by the Borrower in Drawdowns subject to the terms and as described in Clause 4(C) below.

“One Million Fundraise”	–	Means the completion by the Company of equity investment(s) in the Company (in one or more rounds to be consummated following the Effective Date) in excess of One Million US Dollars (USD 1,000,000).

“Ongoing Expenses”	-	Means the monthly expenses of the Borrower incurred in its ordinary course of its business but excluding one-time expenses and/or equipment purchases which are classified for accounting as “Inventory”.

1.3.	Interpretation

In this Agreement, unless the contrary intention appears, a reference to:

1.3.1.	a Section, Clause, a Sub-clause or a Schedule is a reference to a section, clause or sub-clause of, or a schedule to, this Agreement;

1.3.2.	a Party or any other person/entity includes its successors in title, permitted assignees and permitted transferees;

1.3.3.	the headings in this Agreement do not affect its interpretation; and

1.3.4.	any dispute of interpretation in relation to any clause set forth in the Agreement shall be interpreted in accordance with and in the context of the Purpose.

2.	Representations and Warranties of the Borrower

The Borrower hereby represents, covenants and warrants to the Lender as follows:

2.1.	The Borrower is a company duly organized, validly existing under the laws of the State of Israel.

2.2.	The Borrower has the corporate power to enter into, perform and deliver, and has taken all necessary actions to authorize the entry into, performance and delivery of, the Agreement and all its Exhibits and Schedules, and to carry on its business as now being conducted.

2.3.	The entry into this Agreement by the Borrower does not conflict with: (i) any Applicable Law; (b) the Articles of Association of the Company or any of its other constitutional documents; or (iii) subject to Clause 14.3 any agreement which it is a party or under which it is bound.

2.4.	No consent, approval, order or authorization of any third party, or registration, qualification, designation, declaration or filing with governmental authority is required on the part of the Borrower in connection with the consummation of the transactions contemplated by this Agreement.

2.5.	The authorized share capital of Borrower consists of (i) 12,500,000 ordinary shares, par value NIS 0.08, of which 2,998,278 shares are issued and outstanding as of the Signing Date. Except as disclosed in the Company Reports or as detailed in the disclosure schedule attached as Schedule 2 hereto (“Disclosure Schedule”): (i) there are no outstanding bonds, debentures, notes or other indebtedness or other securities of Borrower having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Borrower; (ii) there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Borrower is a party or by which it is bound obligating Borrower to issue, deliver or sell, or cause to be issued, delivered or sold, additional ordinary shares of Borrower or other equity or voting securities of Borrower or obligating Borrower to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking; (iii) there are no outstanding contractual obligations, commitments, understandings or arrangements of Borrower to repurchase, redeem or otherwise acquire or make any payment in respect of any ordinary shares of Borrower or any other securities of Borrower; (iv) there are no agreements or arrangements pursuant to which Borrower is or could be required to register Borrower’s ordinary shares or other securities under the Securities Act (as defined below) or other agreements or arrangements with or among any holders of Borrower or with respect to any securities of Borrower; and (v) the issuance of the Shares (as defined below) will not trigger any anti-dilution rights of any existing securities of Borrower. Except as disclosed in the Company Reports, as of the Effective Date, there will be no rights, subscriptions, warrants, options, conversion rights, or agreements of any kind outstanding to purchase from Borrower, or otherwise require Borrower to issue, any shares of share capital of Borrower or securities or obligations of any kind convertible into or exchangeable for any ordinary shares of Borrower.

2.6.	Since January 1, 2021, Borrower has filed all forms, reports and documents with the Securities and Exchange Commission (the “SEC”) that have been required to be filed by it under applicable laws prior to the date hereof (all such forms, reports and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (i) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and/or the Sarbanes-Oxley Act, as the case may be, each as in effect on the date such Company Report was filed, and (ii) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. To the knowledge of the Borrower, none of the Company Reports is the subject of ongoing SEC review or investigation. The financial statements included in the Company Reports comply in all material respects with the applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. The financial statements included in the Company Reports have been prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis (“GAAP”), and fairly represent the financial position of Borrower and as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments and the omission of certain footnotes. Except as set forth in the Company Reports, Borrower has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a balance sheet of Borrower or in the notes thereto.

2.7.	Since January 1, 2021, and except as disclosed in its Company Reports or Disclosure Schedule, (i) Borrower has not incurred any liabilities or obligations, indirect, or contingent, or entered into any oral or written agreement or other transaction which exceeds US$100,000; (ii) Borrower has not paid or declared any dividends or other distributions with respect to its share capital, or redeemed or purchased or otherwise acquired any of its ordinary shares and Borrower is not in default in the payment of principal or interest on any outstanding debt obligations, except as set forth herein; (iii) Borrower has not initiated any compensation arrangement or agreement with any executive officer; (iv) there has not been any change in the ordinary shares of Borrower; and (v) there has not been any other event which has caused, or is likely to cause, a material adverse effect on Borrower.

2.8.	Other then as disclosed in its Company Reports or Disclosure Schedule, there is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or, to the knowledge of Borrower, threatened against Borrower. Borrower is not subject to any order, writ, judgment, injunction, decree or award of any court or any governmental authority.

2.9.	Borrower has not been advised, nor does Borrower have reason to believe, that it is not conducting its business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting its business.

2.10.	Borrower has filed all necessary federal, state and foreign income and franchise tax returns, and the equivalent thereof with the respective organs in the State of Israel, and has paid or accrued all taxes shown as due thereon, and Borrower has no knowledge of a tax deficiency which has been or might be asserted or threatened against it.

2.11.	The Shares (as defined below), when issued (if applicable), will conform in all material respects to the descriptions of Borrower’s ordinary shares contained in the Company Reports and other filings with the SEC.

2.12.	Borrower has disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended) that are designed to ensure that material information relating to Borrower is made known to Borrower’s principal executive officer and Borrower’s principal financial officer or persons performing similar functions.

2.13.	All disclosure provided to Lender regarding Borrower, its business and the transactions contemplated hereby, including the exhibits to this Agreement, furnished by Borrower with respect to the representations and warranties made herein are true and correct with respect to such representations and warranties and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

2.14.	This Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of Borrower, enforceable in accordance with its terms.

3.	Representations and Warranties of the Lender

The Lender hereby represents, covenants and warrants to the Borrower as follows:

3.1.	The Lender, and any additional persons and/or entities that may provide funds under this Agreement solely by and through the Lender (the “Additional Persons”), is an “Accredited Investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and to support its classification as an Accredited Investor, Lender shall sign and deliver to Borrower the declaration in the form attached hereto as Schedule 3.

4.	Loan Drawdowns

(A) The Borrower shall (i) draw down the First Drawdown Amount on the execution date of this Agreement, and (ii) thereafter shall be entitled, at its discretion, to utilize the remainder of the Loan or any portion thereof during the Availability Period in up to eight (8) Drawdowns, as follows:

4.1.	The first Drawdown in the amount of USD One Million and Five Hundred Thousand US Dollars (USD 1,500,000) (the “First Drawdown Amount”) shall be drawn by the Borrower upon the execution hereof (the “First Drawdown”). The First Drawdown Amount will be deposited directly by the Lender into the Company’s bank account detailed in Schedule 4.1 hereto and the Lender shall deliver to the Borrower a wire confirmation thereof upon the Effective Date. Without derogating from Lender’s responsibilities under this Agreement, including for avoidance of doubt its obligation to provide the First Drawdown Amount it is agreed that a sum of USD Four Hundred Eighty Thousand (USD 480,000) from the First Drawdown Amount shall be provided by M.R.M. Merhavit Holding and Management Ltd on behalf of the Lender.

4.2.	Each of the additional eight (8) Drawdowns in the amount of up to USD Five Hundred and Sixty-Two Thousand, Five Hundred (USD 562,500) each (the “Remaining Drawdown Amount(s)”) may be drawn down on the seventh (7th) day of each calendar month commencing on March 7, 2024 during the Availability Period (the “Remaining Drawdown Payment Date(s)”). It is hereby agreed that failure to meet the Remaining Drawdown Amounts, if Borrower elects to draw, upon the Remaining Drawdown Payment Date(s) shall be considered as a material breach of this Agreement.

4.3.	Notwithstanding, if during the Availability Period, the Borrower completes a One Million Fundraise, the Lender shall defer payment of the applicable Remaining Drawdown Amount, in an amount equal to the amount raised by the Company in the One Million Fundraise (the “Deferred Drawdown”) such that the Lender shall not deliver payment of the Deferred Drawdown on the original Remaining Drawdown Payment Date, and such amount shall instead be delivered thirty (30) days following payment of the final Drawdown under the Remaining Drawdown Amounts (in other words, and for the avoidance of any doubt, the Deferred Drawdown shall be the final Remaining Drawdown Amount delivered by the Lender to the Borrower; if the One Million Fundraise was USD One Million One Hundred and Twenty Five Thousand (USD 1.125 Million) then such number will represent the Deferred Drawdown and will delivered to the Borrower as the “last in line”). In such case, within three (3) Business Days from the closing date of the One Million Fundraise (for the avoidance of doubt, such closing date will be the closing date of the financing transaction that results in the Borrower meeting the One Million Fundraise), the Borrower shall return the checks underlying the Deferred Drawdown and the Lender shall deliver to the Borrower new check(s) dated to the new drawdown dates.

(B) After the Borrower has drawn down the entire Loan (the “Loan End Date”), the Borrower shall be entitled to draw down the Additional Loan in two separate installments on each of the thirty (30) day and sixty (60) day anniversary of the Loan End Date (such that the Borrower may draw down up to USD Seven Hundred and Fifty Thousand Dollars (USD 750,000) on the thirty (30) day anniversary of the Loan End Date and up to USD Seven Hundred and Fifty Thousand Dollars (USD 750,000) on the sixty (60) day anniversary of the Loan End Date), and if not drawn down within the foregoing schedule then the availability of the Additional Loan will expire, by way of notifying the Lender in writing of its wish to exercise such right and call the Lender to wire such amount to Borrower’s bank account the details of which shall be provided by Borrower (and verified by phone by Lender) within seven (7) days as of such notice. Failure to extend the amounts of the Additional Loan, if Borrower elects to draw, pursuant to this Clause shall be considered as a material breach of this Agreement.

(C) If following the Loan End Date, the Borrower implements a cost reduction plan whereby the Borrower’s Ongoing Expenses will not exceed USD Five Hundred and Fifty Thousand (USD 550,000), as shall be confirmed by a certificate in the form attached as Schedule 4.3(c) hereto executed by the Borrower’s Chief Executive Officer and Chief Financial officer, Borrower shall be entitled to draw down the Cost-Reduction Loan in two separate monthly installments on each of the thirty (30) day and sixty (60) day anniversaries of the Loan End Date (such that the Borrower may draw down up to USD Seven Hundred and Fifty Thousand Dollars (USD 750,000 ) on the thirty (30) day anniversary of the Loan End Date and up to USD Seven Hundred and Fifty Thousand Dollars (USD 750,000) on the sixty (60) day anniversary of the Loan End Date), and if not drawn down within the foregoing schedule then the availability of the Cost-Reduction Loan will expire, by way of notifying the Lender in writing of its wish to exercise such right and call the Lender to wire such amount to Borrower’s bank account the details of which shall be provided by Borrower (and verified by delivery of wire confirmation by Lender) within 7 days as of such notice. Failure to extend the amounts of the Cost Reduction Loan, if Borrower elects to draw, pursuant to this Clause shall be considered as a material breach of this Agreement.

5.	Drawdowns of the Loan

5.1.	Lender shall, upon the Agreement Date, deposit with the Borrower eight (8) checks dated as of the Remaining Drawdown Payment Dates, as per Clause 4(A)4.2 above, each in the amount of the Remaining Drawdown Amounts, which the Borrower shall have the right to deposit in its bank account and the Lender warrants and undertakes the checks will be honored by the bank and allow for cash payment by Lender (and receipt by Borrower) of such portions of the Loan on their applicable due dates. In the event that the Lender defaults payment of the Loan, and does not remedy such default within three (3) business days of such default, including on paying any Remaining Drawdown Amount on such date according to the Remaining Drawdown Payment Dates, then without derogating from any other remedy available to the Borrower pursuant to this Agreement and applicable law an amount of USD One Million and Five Hundred Thousand US Dollars (USD 1,500,000) shall be deducted from the outstanding Actual Loan Amount as agreed upon penalty.

5.2.	Notwithstanding anything herein to the contrary, in the event that the Borrower receives and accepts an offer for a new credit facility with commercial terms more favorable than the terms provided herein (the “Alternate Credit Facility”), as shall be determined by the Borrower’s board of directors at its sole discretion at the time such Alternate Credit Facility is proposed (the “Board”), Lender’s Funding obligations to extend the aggregated amounts under the Agreement will decrease only with respect to the amount actually received by the Company under the Alternate Credit Facility and the Lender shall have the right to request repayment of the Actual Loan Amount (using such funds actually received under the Alternate Credit Facility). It is hereby clarified that accepting an Alternate Credit Facility by the Company shall not release Lender’s obligation to extend the remaining Funds going forward and shall only decrease the aggregate Funding obligation taken as a whole (i.e., if the Company receives USD Two Million (USD 2,000,000) pursuant to the Alternate Credit Facility during the Availability Period than the Lender’s funding obligation under the Loan, in aggregate, shall be reduced to USD Four Million (USD 4,000,000)). It is further agreed that in any event the Lender shall remain liable to provide any amounts which were not actually received due to the Alternate Credit Facility as result of failure of the alternate creditor. Subject to the signing of the Alternate Credit Facility, the Borrower shall have the right to convert pursuant to Clause 11.

5.3.	Notwithstanding anything herein to the contrary, if the Borrower shall complete a Five Million Fundraise, or, the Company draws down US$7,500,000 or more under the Alternate Credit Facility, then in each case: (a) (1) no further Drawdown can be made thereafter, and the Lender shall be discharged of all obligations under this Agreement (other than the obligations that survive the termination of this Agreement under Clause 17.8), including termination of the requirement to make available any funds contemplated under the Funding, from that moment on, and (2) any checks not deposited (as contemplated in Clause 5.1) shall be returned by Borrower to Lender as soon as possible; and (b) Lender’s obligation under Clause 5.2 shall terminate.

6.	Interest

6.1.	Subject to Cluse 11 below, interest accrued on the Actual Loan Amount up to and as of the Five Million Raise shall be paid by the Borrower to the Lender immediately following the completion of the Five Million Fundraise, as detailed and adjusted in Clause 7 below. For clarity, during the Grace Period, the Borrower shall not be obligated to repay either the principal amount of the Loan or the Interest.

6.2.	Interest shall be calculated on a daily basis in accordance with the number of days which have actually elapsed until payment thereof, divided by 365. Any sum under the Funding shall bear Interest from the date it had been utilized to the Borrower.

7.	Repayment

Following the Effective Date and without derogating from Borrower’s right to convert as detailed in Clause 11 below, the Borrower shall repay the Actual Loan Amount and any Interest accrued thereon outstanding on the date thereof by way of repayment to the Lender of 30% of the aggregate amount of any equity financing transaction(s) completed (in one or more transactions) consummated after the Effective Date resulting in the receipt of USD Five Million (USD 5,000,000) provided however that solely for the purpose of repayment such amount will increase in each month as of March 31, 2024 and through the Availability Period by additional USD Five Hundred Thousand (USD 500,000, i.e. upon April 30, 2024 the repayment trigger shall be aggregate equity financing of USD Five Million Five Hundred Thousand (USD 5,500,000)). The Actual Loan Amount and any Interest accrued thereon shall be continually repaid to the Lender upon the closing of each such financing transaction at a rate of 30% of the aggregate gross proceeds of each such transaction until the Loan is repaid in full. The repayment of the Actual Loan Amount shall be on the last day of each calendar month during which the sources for repayment specified above were actually received by the Company.

8.	Taxes

8.1.	Any tax consequences arising from the grant or repayment of the Funding, shall be borne solely by the Lender. Borrower is allowed to withhold tax at source from any repayment it shall pay to the Lender pursuant to applicable law, unless Borrower has provided it with a valid tax exemption issued by the Israeli Tax Authority providing otherwise.

8.2.	The Borrower shall pay VAT, where applicable, on any payment paid by it against an applicable tax invoice.

9.	Prepayment

The Borrower shall be entitled to voluntary prepay the Actual Loan Amount and the Interest in whole or in part, prior to their applicable due dates without the prior written approval of the Lender. In such case Borrower shall give the Lender at least three (3) days’ prior written notice of the prepayment which shall specify the: (i) date upon which the prepayment is to be made, and (ii) the amount to be prepaid as aforesaid.

10.	Priority

The outstanding debt under the Funding shall be subordinate to any other debt of the Borrower until the Borrower has raised USD Five Million in the aggregate (in one or more transactions) following the Effective Date.

11.	Conversion

The Borrower has the right, per its discretion, to convert an amount of up to USD One Million and Five Hundred Thousand (USD 1,500,000) out of the outstanding Actual Loan Amount as well as the Interest accrued thereon into ordinary shares of the Borrower, in connection with and in the framework of a financing transaction of the Borrower on the date that follows the date upon which the Borrower notifies the Lender of such financing transaction, which conversion will occur upon the same terms (same price per share or unit, and in the event of units, pursuant to such terms agreed upon with the participating investors in such transaction, i.e., registration rights at the same time and scope) as the foregoing financing transaction; and Lender undertakes to execute the required transaction documents to effect the foregoing if so chosen by the Borrower. For avoidance of doubt, the amount so converted shall be taken into account as part of the Five Million Fundraise or as part of a financing pursuant to Clause 7 above. Borrower right to convert as stipulated above shall be limited to the USD Five Million Fundraise, including the converted amount, and shall expire thereafter (i.e. if Borrower completes a USD Four Million (USD 4,000,000) fundraise than Borrower may convert up to USD One Million (USD 1,000,000).

12.	Warrant

12.1.	Concurrently with the execution hereof and in consideration of Lenders obligations herein, the Borrower shall issue the Lender the warrant, in the form attached hereto as Annex 0, representing an aggregate Exercise Price (as defined in the Warrant) of USD Seven Million and Five Hundred Thousand (USD 7,500,000) (the “Warrant”).

12.2.	In the event of an adjustment(s) to the Exercise Price of the Warrant pursuant to Section 2(a) of the Warrant following a Dilutive Issuance (as defined in the Warrant), then the Company shall issue to the Lender an additional warrant (the “Additional Warrant”) in substantially the same form as the Warrant to purchase such number of ordinary shares of the Company so that the aggregate exercise price payable under the Warrant and the Additional Warrant, after taking into account the decrease in the Exercise Price (as defined in the Warrant), shall be equal to the aggregate Exercise Price under the Warrant immediately prior to the date of such Dilutive Issuance.

13.	Transfer or Resale

13.1.	The Parties further acknowledge and are aware that the ordinary shares issuable upon the conversion of the Loan or upon the exercise of the Warrant or the Additional Warrant (collectively, the “Shares”), may only be disposed of in compliance with respective U.S. state and U.S. federal securities laws. In connection with any transfer of Shares other than pursuant to an effective registration statement, the Borrower may require the transferor thereof to provide to the Borrower an opinion of counsel selected by the transferor and reasonably acceptable to the Borrower, the form and substance of which opinion shall be reasonably satisfactory to the Borrower, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act.

13.2.	The Lender agrees to the imprinting, so long as required by this Section 13.2, of a legend on any such Shares (issuable upon conversion of the Loan or exercise of the Warrant) in the following form:

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN] [THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL SELECTED BY THE HOLDER, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

13.3.	Certificates evidencing the Shares shall not contain any legend (including the legend set forth in Section 13.2 hereof): (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Shares pursuant to Rule 144, (iii) if Shares are eligible for sale under Rule 144, without the requirement for the Borrower to be in compliance with the current public information required under Rule 144 as to such Shares and without volume or manner-of-sale restrictions, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Borrower shall cause its counsel to issue a legal opinion to the transfer agent of the Borrower promptly after the respective effective date of the transfer if required by the transfer agent to effect the removal of the legend hereunder.

13.4.	The Lender agrees with the Borrower that the Lender will sell any Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing the Shares as set forth in this Section 13 is predicated upon the Company’s reliance upon this understanding

14.	Undertakings

14.1.	Lender undertakes not to take, on or before December 31, 2024, any action, directly or indirectly in contravention of the Company’s business and operations as conducted as of the Effective Date.

14.2.	Until December 31, 2024, Lender will use commercially reasonable efforts to allow the Borrower to have sufficient capital to finance its operations (i.e., to execute purchase orders received by the Borrower) during the Availability Period, by way of equity or debt financing instruments providing for funding beyond the Funding specified herein above; provided that the Lender receive a written statement executed by the Chief Executive Officer of the Borrower thereby affirming the Company’s inability to finance its then current operations.

14.3.	Lender confirms it is familiar with the terms of the engagement letter between the Company and A.G.P./Alliance Global Partners (“AGP”) and the waiver provided to the Company by AGP on December 26, 2023, attached hereto as Schedule 14.3, and undertakes to comply with the terms of this Agreement, with such waiver.

14.4.	Within 45 days from the Effective Date, the Company shall file a registration statement with the SEC to register the resale of the Shares by the Lender, or any Shares issuable to the Lender pursuant to an adjustment(s) set forth in the Warrant or Shares issuable pursuant to the Additional Warrant, so as to permit the public resale thereof (the “Resale Registration Statement”). However, if the Company files another resale registration statement with the SEC prior to such date, the Company shall use reasonable best efforts to register the resale of the Shares together with such other registration statement. The Company will use its reasonable efforts to ensure that such Resale Registration Statement is declared effective by the SEC within ninety (90) days of the filing thereof. The Company will ensure that all Shares issuable to the Lender are covered by the Resale Registration Statement and to the extent necessary file with, and cause to be decelerated effective by, the SEC, additional registration statements, to register any Shares not covered by the Resale Registration Statement, which such registration statements shall be filed no later than 45 days following the event triggering the increase of the number of Shares issuable to the Lender.

14.5.	If following the Effective Date, a strategic investor both (a) invests no less than USD Thirty Million (USD 30 million) in the Company; and (b) exceeds 50.01% of the Company’s share capital as a result of, then immediately upon signing of such transaction, the Lender shall notify the strategic investor and offer to transfer, without consideration, 50% of Lender’s outstanding Warrants as of signing date of the foregoing strategic investment to that strategic investor, which transfer will take place immediately following the closing of such transaction. The Lender shall commence good faith discussions with the strategic investor in order to facilitate the transfer of the Warrants as detailed herein.

15.	Conditions of the Lender

The obligations of the Lender under this Agreement, including payment of the First Drawdown Amount, shall be subject to the satisfaction at or prior to the Effective Date of the following:

(i)	Upon the Effective Date, the Board shall consist of up to seven (7) members, including Oz Adler and Yossi Daskal, in their respective capacities as external directors (as such term is defined under the Israeli Companies Law, 5759-1999), (ii) one representative of Foresight Autonomous Holdings Ltd., (iii) two representatives of Knorr-Bremse, and (iv) two new directors - Amitay Weiss and Hila Kiron- Revach, (the “New Directors”). It is hereby agreed that at least one of the foregoing New Directors shall meet the qualifications of Independent Director (as such term is defined under Nasdaq’s listing rules).

(ii)	Each of Shmuel Donnerstein, Inbal Kreiss and Keren Aslan (the “Outgoing Directors”) shall tender their resignations, in the form attached hereto as Annex B, which resignation letters shall be dated as of the Effective Date, and the Company shall take any required action to consummate the effectiveness of such resignations.

(iii)	The Board shall appoint the New Directors such that the effectiveness of their appointments to the Board shall enter into effective immediately upon the resignation of the Outgoing Directors.

In the event following the Effective Date until the termination of this Agreement, Knorr- Bremse utilizes its right under Article 39(a) of the Company’s articles of association to appoint additional directors to the Board (increasing the number of its representatives on the Board to be higher than 2 members), then the Company shall immediately act to appoint by a resolution of the Board the same number of additional directors, as shall be nominated by the Lender.

16.	Confidentiality

The mutual confidentiality agreement attached as Annex C herein shall govern the confidentiality obligations of the Parties.

17.	Miscellaneous

17.1.	Governing Law; Jurisdiction. The laws of the State of Israel, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto. The appropriate courts in Tel-Aviv – Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement and no other court shall have jurisdiction over any such matter.

17.2.	Assignment; Binding Upon Successors and Assigns.

The Lender and the Borrower may not assign any of their rights under this Agreement.

17.3.	Severability

If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

17.4.	Counterparts; Scanned Signatures

This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any Party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement may be executed and delivered by one Party hereto to the other Party hereto by e-mail transmission of a photocopy of the original signature page hereto, and upon receipt of such e-mail transmission will be deemed to have the same effect as if the original signature had been delivered to the other parties.

17.5.	Amendments; Expenses

Any term or provision of this Agreement may be amended mutually in writing by the Parties. Each Party shall bear its own expenses in connection with the execution and performance of this Agreement.

17.6.	Waivers

A waiver by a Party of any breach or default by the other Party shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. The failure of a Party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of that Party thereafter to enforce such provisions.

17.7.	Notices

All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by e-mail, sent by certified or registered mail, postage pre-paid, or sent by express courier service. Such notices and other communications shall be effective upon receipt if hand delivered, if sent by e-mail – one (1) Business Day following transmission, seven (7) Business Days after mailing if sent by mail, and one (1) Business Day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other party in accordance with this Clause 17.7: if to Borrower: Rail Vision Ltd., 15 Ha’Tidhar St., Raanana, Israel, Attention: Shahar Hania, E-mail: shahar@railvision.io; if to Lender: L.I.A. Pure Capital Ltd., 20 Wallenberg Raul, Tel Aviv, Israel, Attention: Kfir Zilberman, E-mail: kfir@shremzilberman.com.

17.8.	Term

All obligations, covenants and rights of the Parties hereunder shall terminate and expire upon repayment in full of the amounts to be repaid herein, except for the confidentiality obligations of the Parties hereunder, the applicable undertakings of the Lender pursuant to Clause 14.1 – 14.3 and 14.5 which shall survive the termination of this Agreement in accordance with their respective terms.

17.9.	Entire Agreement

This Agreement, the annexes and schedules hereto, constitute the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the Parties with respect hereto, including without limitation to the memorandum of understanding executed between the Parties on December 21, 2023.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representative of each Party as of the date first stated above.

L.I.A. Pure Capital Ltd.		Rail Vision Ltd.

By:	/s/ Kfir Zilberman	By:	/s/ Shahar Hania
Name:	Kfir Zilberman		/s/ Ofer Naveh
Title:	CEO	Name:	Shahar Hania & Ofer Naveh
		Title:	CEO & CFO